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DOUGLAS DYNAMICS, INC.
7777 NORTH 73rd STREET
MILWAUKEE, WISCONSIN 53223
(414) 354-2310

April 29, 2010

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3030
100 F Street, NE
Washington D.C. 20549

Attention: Geoffrey Kruczek

Re:
Douglas Dynamics, Inc.
Registration Statement on Form S-1 (File No. 333-164590)

Dear Mr. Kruczek

        Douglas Dynamics, Inc., a Delaware corporation (the "Company"), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company's Registration Statement on Form S-1 (File No. 333-164590) (the "Filing") be accelerated and that it be declared effective on May 3, 2010 at 3:00 pm Eastern Time, or as soon as practicable thereafter.

        Further, the Company acknowledges:

  •
  Should the Commission or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

  •
  The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

  •
  The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        It is the Company's understanding that its registration of the common stock of the Company under the Securities Exchange Act of 1934 on Form 8-A (File No. 001-34728) shall automatically become effective upon the later of the Commission's receipt of certification from the New York Stock Exchange regarding the common stock of the Company and the effectiveness of the Filing.

        Please direct any questions regarding this filing to Ari Lanin of Gibson, Dunn & Crutcher LLP, the Company's counsel, at (310) 552-8500.

                        Very truly yours,

                        DOUGLAS DYNAMICS, INC.

                        /s/ Robert McCormick

                        Robert McCormick
                        Vice President, Chief Financial Officer,
                        Treasurer and Secretary

RM/ms

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DOUGLAS DYNAMICS, INC. 7777 NORTH 73rd STREET MILWAUKEE, WISCONSIN 53223 (414) 354-2310